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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Fuji Dream Airlines Orders Two E175s to Add to its All-Embraer Fleet

Paris, France, June 18, 2019 – Embraer announced today, at the 53rd International Paris Air Show, that it has signed a contract with Japan’s Fuji Dream Airlines (FDA) for a firm order of two E175 jets. The order has a value of USD 97.2 million, based on 2019 list prices, and was already included in Embraer’s 2019 first-quarter backlog as “undisclosed.”

“We are extremely pleased to continuously grow our fleet and our relationship with Embraer,” said Yohei Suzuki, Chairman and CEO of Fuji Dream Airlines. “FDA currently operates 14 aircraft - three E170s and eleven E175s. These new aircraft will give us the ability to grow our capacity, allowing us to add more routes and frequencies, while also offering our passengers the best cabin in its category.”

FDA’s new E175s will be configured in a single-class layout with 84 seats, with deliveries starting in 2019. Embraer delivered the first E-Jet, an E170, to Fuji Dream Airlines in 2009.

“After nearly 10 years of operations, Fuji Dream Airlines has established itself as an exemplary model for sustainable growth with the support of the E175’s unrivaled attributes underpinning the success of their continued network expansion with new point-to-point services,” said Cesar Pereira, Asia Pacific Vice President, Embraer Commercial Aviation. “As a testament to Embraer’s merits, there will be a total of 48 E-Jets flying in Japan by the end of 2019. Of which, FDA's all-Embraer fleet of 14 aircraft represents the largest of its kind in Asia and has a world leading 99.83% dispatch reliability - yet another example of how Embraer's products and customer support have been setting new standards in the industry.”

The E175 is the best seller of the E-Jets family with more than 770 orders from airlines and lessors around the world. Since January 2013, Embraer has sold more than 565 E175s to airlines in North America alone, earning more than 80% of all orders in the 70-76-seat jet segment.

FDA and Embraer have also signed an extension of the Pool Program to cover its fleet of E170s and E175s, including these new orders. The program includes the advance exchange and repair management for more than 300 essential line replacement units of the aircraft.

Embraer is the world’s leading manufacturer of commercial aircraft up to 150 seats with more than 100 customers from all over the world. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 aircraft have been delivered. Today, E-Jets are flying in the fleet of 75 customers in 50 countries. The versatile 70 to 150-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Fuji Dream Airlines and Suzuyo Group

Suzuyo Group started its business in 1801, at the port of Shimizu, located in central Japan. The company has expanded its enterprise by adapting to changing times and now has over 140 affiliated companies. The Group’s activities include a logistics network covering Japan, North America, Europe, and Southeast Asia, energy trading and sales, food products, and construction building maintenance, as well as Information Technology (IT), regional development, personnel and other services.

As a corporate citizen, the Suzuyo Group is also involved in social activities and provides support for education, culture, and well-being, including managing a science and technology university and sponsoring Japan’s Shimizu S-Pulse professional soccer team. Fuji Dream Airlines was incorporated in June 2008 to be the Group’s air transportation arm.

By entering the airline business and building on the convenience of Mt. Fuji Shizuoka Airport, Suzuyo contributes to Shizuoka’s economic development.

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer